Exhibit 17
Wind River Partners, LLC
May 15, 2007
Board of Directors
Arrow International, Inc.
2400 Bernville Road
Reading, Pennsylvania 19605
Gentlemen:
          I am in receipt of the letter to me dated May 9, 2007 from Mr. R. James Macaleer, the lead director of Arrow International, Inc. While not explicitly stated in the letter, I assume that Mr. Macaleer speaks on behalf of the full Board.
          Not surprisingly, Mr. Macaleer’s letter does not—and cannot—dispute my basic contentions.
•	The Board never considered a sale of the Company until the Robert L. McNeil, Jr. 1983 Trust (the McNeil Trust) proposed an amendment to the Company’s by-laws that would impose age limits on directors.
•	The Board’s impetus for the hastily-conceived sale program was the unwillingness of certain founding directors to face possible defeat in an election contest.
•	The Board has never informed shareholders and the investing public of the reasons why it has repeatedly delayed the annual meeting. The delay was not to evaluate candidates proposed by the McNeil Trust, as initially stated by the Company, but to initiate a sale process in the hope of avoiding an annual meeting of shareholders altogether!
          While the absence of Mr. Macaleer’s challenge to these points is welcome, there are a number of inaccuracies and misguided inferences in his letter that should be corrected.
•	Sale of the Company. The Macaleer letter implies that I am opposed to a sale of the Company at any price and that it is the McNeil Trust’s tax position that motivates my opposition. This is incorrect on both accounts. I could favor a sale
1110 Maple Way, Suite G PO Box 6754 Jackson, WY 83002
307 733 8044

Board of Directors
Arrow International, Inc.
May 15, 2007

of the Company at the right price, and my opposition to the Board’s current sale process has nothing to do with the Trust’s tax position. I am opposed to this process because of its timing— I do not believe that a sale will fetch the highest and best price for the Company at this time. Also, as I have previously indicated, I disagree with the Board’s reasons for undertaking the sale process and the manner in which it is being conducted.
•	Management. The letter refers to Carl Anderson as my “associate” and implies that I presented Mr. Anderson to the Board to succeed Marlin Miller as CEO. I have high regard for Mr. Anderson, but I do not know in what sense he may be regarded as only my associate. While I did suggest to Mr. Miller that Mr. Anderson be considered for the position of CEO, it was Mr. Miller who, on his own initiative, presented Mr. Anderson’s candidacy to the Board, after the Board had failed to approve a number of other candidates that Mr. Miller had proposed. Mr. Anderson was a member of the Board at the time Mr. Miller proposed him as a successor, and he was unanimously approved by the Board. If he is my associate, he is the associate of all Board members as well.

•	Earnings Targets. Mr. Macaleer’s letter accuses current management of failing to achieve the investment community’s earnings estimates, implying that the Company consistently achieved its own projections and/or street consensus during Mr. Miller’s long tenure. The Board should know that this is not the case. The difference is that current management has been building and laying the foundations for growth, after taking needed steps to undo misguided initiatives of the past. These include a necessary rebuilding of the Company’s previously depleted product pipeline and rationalizing the Company’s manufacturing and quality control processes to improve on-time scheduling, manufacturing and delivery worldwide.

•	Acquisition Proposal by the McNeil Trust. Contrary to the implications of Mr. Macaleer’s letter, the McNeil Trust has no present plan to make an acquisition proposal. If, however, the Board were to propose a sale that in the opinion of the Trust did not offer fair value to the Company’s shareholders, the Trust, among other alternatives, may consider advancing its own acquisition proposal.

•	Shareholder Democracy. It is true that I encouraged the Board to eliminate its classification—so that all directors would be accountable through an annual shareholder vote—and, as a trustee of the McNeil Trust I support the Trust’s by-law proposal to impose age limits on directors and its slate of proposed directors. However, as the Board and Mr. Macaleer know, it was the shareholders who ultimately decided to declassify the Board and the shareholders who will vote whether to approve age limits for directors and elect an alternate slate. Mr. Macaleer’s veiled inference that enhancing corporate democracy and allowing for shareholder choice are somehow antagonistic to the proper exercise of fiduciary

Board of Directors
Arrow International, Inc.
May 15, 2007

duty is, I believe, misguided and, given his position as lead director, especially troublesome.
     Mr Macaleer concludes his letter saying, “We believe that Arrow is a terrific company with great potential.” If this is truly a statement of the Board’s vision and guiding principle, why would this same Board be rushing headlong into a sale process in order to “beat the clock” on an annual meeting of shareholders? Mr. Macaleer’s letter offers no answer to this vexing question.

Very truly yours

Richard T. Niner